Satterlee Stephens Burke & Burke llp
230 PARK AVENUE
NEW YORK, NY 10169-0079
(212) 818 9200

47 MAPLE STREET SUMMIT, NJ 07901 (908) 277-2221 FAX (908) 277-2038	FAX (212) 818-9606/7 www.ssbb.com
April 11, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
ATTN: Jay Webb, Reviewing Accountant

RE:	Home Diagnostics, Inc. Form 10-K for the fiscal year ended December 31, 2007 Filed March 23, 2007 File No. 001-33027
Dear Mr. Webb:
     On behalf of Home Diagnostics, Inc. (“HDI”, “we” or “us”), and pursuant to Rule 101 of Regulation S-T promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the following supplemental information responds to comments relating to the HDI’s Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 2, 2008 (the “Comment Letter”). To facilitate reference, the Staff’s comments have been inserted below in italics under the topic heading.
Form 10-K for the Fiscal Year Ended December 31, 2007
Financial Statements, page 47
Note 5. Property and equipment, Net, page 60
1.	You disclose that you have $15.3 million of assets held for future use at December 31, 2007 and $11.0 million at December 31, 2006. In your policy disclosure on page 52, you do not address your depreciation policy for equipment not yet placed in service. Please clarify for us specifically what the term “placed in service” encompasses, the nature of this equipment and whether the equipment is available for use. Tell us if you depreciate “equipment not yet placed in service.” If you do not depreciate these assets, please tell us why and reference for us the authoritative literature you rely upon to support your accounting. Revise your disclosures in future filings to address our concerns.

United States Securities and Exchange Commission
April 11, 2008

Company Response:

At December 31, 2007, approximately 80% of the $15.3 million in assets that we have classified as equipment not yet placed in service related to purchases of our new TRUEtest manufacturing equipment. The TRUEtest test strips will be used in our next generation of blood glucose monitoring systems, the TRUEresult and TRUE2go meter which are expected to launch during mid-2008 and have been in development since early 2004. We plan to launch the TRUEtest platform during 2008, after receiving U.S. Food and Drug Administration (FDA) 510(k) clearance. Highly specialized custom manufacturing equipment is necessary to manufacture the TRUEtest test strips. The vendors building this custom manufacturing equipment for us require lead times of approximately 2-3 years. During this period of time, payments for deposits and various contractual milestone progress payments to multiple vendors have been recorded in property plant and equipment under the category “Equipment not yet placed in service.” At December 31, 2007, the majority of such manufacturing equipment had been received from the vendors, installed in our facility and was going through the equipment validation process.

Under section D40.101-Depreciation of the FASB current text, depreciation should be allocated over the expected useful life of the asset in such a way as to allocate it to the periods during which services are obtained from the use of the asset. We have classified these assets as not in use, and therefore have not begun depreciating the costs of these assets, due to the fact that we are still validating the equipment, have not begun producing saleable inventory, and have not yet received clearance by the FDA. Our accounting policy reflects that an asset is ready for its intended use only after we receive all required regulatory approvals, such as the FDA 510(k) clearance referred to above.

The remaining amounts of equipment not yet placed in service, relate primarily to progress payments on additional manufacturing equipment to be used on our existing biosensor test strip manufacturing line. At December 31, 2007, we had not received or installed this equipment and therefore had not begun depreciating these assets.

Our property and equipment accounting policy disclosures in future filings with the Commission will address our depreciation policy for equipment not yet placed in service. The policy will include a description of any such assets and a statement that depreciation expense will commence once the asset is substantially complete and ready for its intended use. Substantially complete and ready for use is at the point which the asset has been installed and validated and we have received all required regulatory approvals, such as clearance by the FDA.

United States Securities and Exchange Commission
April 11, 2008

HDI hereby acknowledges that:
•	HDI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	HDI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
     If you have any questions or require any further information, please do not hesitate to contact the undersigned, collect at (212) 818-9200 or Ronald Rubin at 954-677-9201.
Very truly yours,
/s/ Edwin T. Markham

cc:	Julie Sherman, SEC, Staff Accountant Ronald Rubin, Home Diagnostics, Inc. Kyle V. Maryanski, PricewaterhouseCoopers LLP